United States securities and exchange commission logo





                            October 25, 2021

       Andreas Typaldos
       Chief Executive Officer
       Petra Acquisition, Inc.
       5 West 21st Street
       New York, NY 10010

                                                        Re: Petra Acquisition
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 20,
2021
                                                            File No. 333-259638

       Dear Mr. Typaldos:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. We note that your cover page disclosure is five pages in length and duplicates much of the information contained
in the Notice that immediately follows it. Please revise to make the cover page more
concise. In your revision, please highlight the business combination consideration and
agreed-upon pre-money valuation of Revelation.
       Market and Industry Data, page 1

   2. We note your statements that (i) you have not independently verified the market and industry data contained
in the proxy statement/prospectus or the associated underlying assumptions and (ii)
your research has not been verified by any independent source. These statements may imply an
inappropriate disclaimer of responsibility with respect to such
 Andreas Typaldos
FirstName LastNameAndreas     Typaldos
Petra Acquisition, Inc.
Comapany
October 25,NamePetra
            2021        Acquisition, Inc.
October
Page  2 25, 2021 Page 2
FirstName LastName
         information. Please either delete these statements or specifically state that you are liable for such information.
Questions and Answers About the Proposals
What equity stake will current stockholders of Petra and Revelation Equityholders hold in New
Revelation after the Closing?, page 7

3.       Please revise the response to this question to disclose the sponsor
and its affiliates    total
         potential ownership interest in the combined company, assuming exercise and conversion of all securities.
What interests do Petra's current officers and directors have in the Business Combination?, page
9

4. Please revise the response to this question and your other conflict-of-interest disclosure throughout to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

         Please also quantify the fees that would be payable to LifeSci Capital upon the consummation of the Business Combination.
Summary of the Proxy Statement/Prospectus
Revelation, page 16

5. We note your statement here and on pages 145 and 197 that Revelation's therapeutics and diagnostic platforms may be applied to a wide array of viral infections, including SARS-
         CoV-2, variants of SARS-CoV-2, Influenza A, Influenza B, parainfluenza, respiratory syncytial virus, rhinovirus, and others. Given Revelation's current stage of development, it is premature to make this claim. Please revise to remove this sentence.

         We further note your statement here and on pages 145 and 152 that REVx-99 works by boosting the body's innate immune system, preventing the user from becoming infected or activating the innate immune system to combat early infections. You may state that
         REVx-99 is designed to boost the body's innate immune system, with the goal of preventing a user from becoming infected or activating the innate immune system, but please revise this sentence to avoid the implication that REVx-99 has already demonstrated these characteristics.
6. We note your statement here and on pages 145 and 197 that REVDx-501 is a rapid point-
         of-care diagnostic that can be used to detect various respiratory viral infections. Please revise this sentence here and throughout to reflect your disclosure elsewhere in the document that REVDx-501 has not been approved for marketing by the FDA or any other regulatory agency.
 Andreas Typaldos
FirstName LastNameAndreas     Typaldos
Petra Acquisition, Inc.
Comapany
October 25,NamePetra
            2021        Acquisition, Inc.
October
Page  3 25, 2021 Page 3
FirstName LastName
Consideration to the Revelation Equityholders in the Business Combination, page
17

7. Please explain to us how your statement that the implied equity value of $128 million of the post-business combination company, assuming that shares of Petra trade at approximately $10 per share and that there are no redemptions, is consistent with your disclosure elsewhere in the prospectus indicating that (i) the combined company would have 19,597,689 shares of common stock outstanding, assuming no redemptions and (ii)
         the parties agreed a pre-money valuation of Revelation of $105 million and there is approximately $73.5 million in the trust account.
Reasons for the Business Combination, page 21

8. Please revise the first sentence of the "REVTx-99" bullet to remove any implication that
         REVTx-99 can (i) be used to prevent or treat infections and (ii) boosts the body's immune system and prevents users from becoming infected or activates innate immune response given that this product candidate is still in clinical trials.

         Similarly, please revise the "REVTx-200" and "REVDx-501" bullets to remove any implication that either one is effective and to clarify that both are still in development.
9. Please revise to provide the basis for your statements that (i) Revelation's products are all based on a solid scientific foundation and (ii) Revelation has multiple near-term value driving milestones.
10. Please disclose whether Petra's board of directors considered any risks related to
         Revelation in evaluating the Business Combination. If Petra's board considered such risks, please disclose them. Please also disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Unaudited Pro Forma Combined Condensed Consolidated Financial Information
Basis of Presentation and Background, page 90

11. We note your statement that the Company's net tangible asset value would not fall below
         $5,000,001 even in a full redemption scenario. Please revise to provide the basis for this statement.
Unaudited Pro Forma Combined Condensed Consolidated Financial Information Unaudited Pro Forma Condensed Combined Balance Sheet, page 92

12. Please explain to us where the adjustment in Note (D) is included in the pro forma condensed combined balance sheet.

13. Please expand your description in Note (G) to the pro forma condensed combined balance
 Andreas Typaldos
FirstName LastNameAndreas     Typaldos
Petra Acquisition, Inc.
Comapany
October 25,NamePetra
            2021        Acquisition, Inc.
October
Page  4 25, 2021 Page 4
FirstName LastName
         sheet to explain the circumstances that resulted in the change of classification of the private warrants from liability to equity upon closing of the business combination.

Proposal 1 -- The Business Combination Proposal
Payment of Expenses, page 100

14. Please revise this section to disclose the nature of Petra and Merger Sub's outstanding expenses and the anticipated recipients of these payments.
Background of the Business Combination, page 103

15. Please revise this section to describe how Petra's board of directors determined an initial
         $75M pre-money valuation of Revelation as well as how and why Petra agreed to increase the pre-money valuation of Revelation to $105M. In your revisions, please present the calculations and analysis utilized by Petra's management and board of directors in determining these valuations. Discuss any forecasts and all material assumptions underlying the valuations and consideration proposed by either party.
16. Please revise this section to discuss how Petra's management and board of directors conducted business and scientific due diligence on Revelation. To the extent that Petra did not retain third-party experts to conduct scientific due diligence, please revise to explain why Petra's board of directors determined that retaining such experts was not necessary.
17. Please revise your disclosure here and in the Summary of the Proxy Statement/Prospectus, to clarify and highlight, if true, that Petra, Revelation and their respective representatives, including LifeSci Capital, engaged in transaction discussions and negotiations from May
         2021 to August 20, 2021 before Petra's board of directors was informed of that LifeSci
         Venture had conflicts of interest stemming from their ownership stake in Revelation.
         Also, revise the Q&A on page 7 to explain why the Board obtained the fairness opinion.
18. Please revise this section to disclose (i) the mechanics of Revelation's proposed scaling forfeitures of sponsor equity and certain fees and expenses if Petra's trust account experienced certain levels of redemptions and (ii) why Petra's board of directors determined that it was fair to and in the best interests of Petra and its stockholders to increase the pre-money valuation of Revelation from $75M to $105M instead of accepting
         Revelation's proposed changes regarding sponsor equity and the related fees and expenses.
19. With reference to the disclosure on page 105, please revise to identify the other transactions that Petra was exploring and disclose why such transactions were not pursued. Also, please tell us, and revise to indicate if applicable, whether Revelation had discussions with other SPACs and whether any offers (preliminary or otherwise) were made by or to Revelation.
20. Please revise the disclosure on page 104 concerning the May 19 to May 25 discussions to describe the illustrative pro forma capitalization scenarios and to explain the aspects of the "structure of the Petra SPAC" that were discussed.
 Andreas Typaldos
FirstName LastNameAndreas     Typaldos
Petra Acquisition, Inc.
Comapany
October 25,NamePetra
            2021        Acquisition, Inc.
October
Page  5 25, 2021 Page 5
FirstName LastName
The Petra Board's Reasons for the Approval of the Business Combination, page
106

21. Please provide the reasons why Petra's Board approved the Business Combination. Please also discuss any risks related to the Business Combination that were considered by Petra's
         Board.
Opinion of the Petra Financial Advisor, page 107

22. To the extent that Scalar relied on financial projections in connection with delivering its fairness opinion, please present these projections in the filing.
23. We note the disclosure on page 107 that Scalar compared Revelation to similarly situated public companies. We also note that Revelation's lead product candidate has completed a
         Phase 1 trial but does not appear to have clinical efficacy data at this point. Accordingly, please revise to clarify whether Scalar selected companies that had clinical efficacy data or had received regulatory approval for its lead product candidate. If so, please revise the tables to show the development stage attained by each identified company.
Revelation Selected Comparable SPAC Reverse Merger Transactions Analysis, page
110

24. We note your statement that Scalar selected the transactions in the table based on industry sector and "other transaction characteristics." Please revise to specify the other transaction characteristics that Scalar used in determining that these companies were similar to
         Revelation.
Overview, page 145

25. Please revise to disclose when Revelation commenced the Phase 1 clinical trial of REVTx-99 in Australia. With a view to disclosure, please tell us whether development efforts relating to REVTx-99 were undertaken prior to Revelation's formation in May
         2020.
Information About Revelation
Our Pipeline, page 147

26. Your disclosure throughout the prospectus indicates that REVTx-99 has not yet commenced a Phase 2 clinical trial. Accordingly, please shorten the arrows for REVTx-99 in the pipeline chart so that they do not extend past the Phase 1 column.

         Your pipeline chart also indicates that Revelation has completed clinical testing for
         REVDx-501. Please expand your disclosure in the Business sections to fully describe the clinical trials of REVDx-501.
Intellectual Property, page 167

27. Please revise this section to disclose the jurisdictions of your patent applications as well as the expiration dates of the patents, if issued.
 Andreas Typaldos
FirstName LastNameAndreas     Typaldos
Petra Acquisition, Inc.
Comapany
October 25,NamePetra
            2021        Acquisition, Inc.
October
Page  6 25, 2021 Page 6
FirstName LastName
Description of New Revelation's Securities After the Business Combination Exclusive Forum, page 218

28. Please revise here and elsewhere in your registration statement to disclose whether New
         Revelation's forum selection provision applies to actions arising under the Securities Act.
         In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to
         Securities Act claims, please also revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Beneficial Ownership of Securities, page 230

29. Please revise the footnotes to the beneficial ownership table to disclose the natural persons who hold voting and/or dispositive control over the shares held by Polar Multi-Strategy
         Master Fund and AXA IM Prime Impact Fund.
Certain Relationships and Related Person Transactions, page 233

30. Please revise this section to disclose the material terms of the AXA Voting Agreement discussed on page 188 and file the agreement as an exhibit to your registration statement.
31. Please revise to disclose the valuations accorded to Revelation in December 2020, May
         2020 and January 2021 when LifeSci made its investments.
Material U.S. Federal Income Tax Consequences
U.S. Holders, page 238

32. Please revise this section to indicate that it constitutes the opinion of your tax counsel and file the opinion as an exhibit to your registration statement. We also note your disclosure that the parties intend for the merger to be treated for U.S. federal income tax purposes as
         a    reorganization    within the meaning of Section368(a) of the
Internal Revenue Code
         and/or as part of a tax-deferred transaction pursuant to Section 351 of the Code. Please revise your disclosure to express a firm opinion for each material tax consequence, or explain why such an opinion cannot be given, and remove language stating that it is intended that, or generally, certain material tax consequences will apply. Please also remove any statement that assumes the material tax consequences at issue. Refer to
         Section III of Staff Legal Bulletin 19.

Exhibits

33. Please file the Global Health Agreement discussed on page 166 as an exhibit to your registration statement.
 Andreas Typaldos
Petra Acquisition, Inc.
October 25, 2021
Page 7

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameAndreas Typaldos
                                                           Division of
Corporation Finance
Comapany NamePetra Acquisition, Inc.
                                                           Office of Life
Sciences
October 25, 2021 Page 7
cc:       Alex Weniger-Araujo
FirstName LastName